July 16, 2009

James S. Cox
Vice President and Corporate Controller
Advent Software, Inc.
600 Townsend Street
San Francisco, California 94103

      Re: **Advent Software, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 12, 2009
               File No. 0-26994
               Response Letter Dated July 1, 2009

Dear Mr. Cox:

      We refer you to our comment letter dated June 17, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                          Sincerely,

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance